SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 September 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated  19 September 2011
                re:   Board Changes Announced

19 September 2011

LLOYDS BANKING GROUP ANNOUNCES BOARD CHANGES

Lord Leitch has informed the Board of Lloyds Banking Group of his intention to retire from the Board and as Chairman of Scottish Widows Group at the end of 2011 due to increasing time pressure from his other business commitments.

Sir Win Bischoff, Chairman said: "The Board and I have accepted with reluctance Sandy Leitch's wish to retire from the Board after more than six years but respect his commitment to his other roles and the consequent demands on his time.  He has been an outstanding colleague with a well developed commercial sense and a deep interest in our people.  As Chairman of one of our largest businesses, Scottish Widows Group, his background in insurance and finance and his association with Scotland have proved to be invaluable.  I am delighted that Sandy has agreed to be an adviser to the Board for 2012 on our insurance and Scottish activities."

Lord Leitch said: "It has been a privilege to serve as a Board member and since 2009 as Deputy Chairman.

These past years have witnessed incredible challenge and profound change in the banking industry generally and specifically for Lloyds Banking Group.  My own view is that we have turned a corner and real progress is being made.  The Group has a clear, prudent and achievable plan.  I fully endorse our strategy and the objectives to return the bank to sustainable profit, to support UK growth and to return profit to the taxpayer.

I am sorry to leave but pleased to be continuing my relationship with the Group in an advisory capacity for 2012."

In addition to his role as Senior Independent Director, Glen Moreno will assume the role of Deputy Chairman with effect from 1 January 2012.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 19 September 2011